Filed Pursuant to Rule 433

Registration No: 333-134553

15YR NC 1YR Lehman Steepener

Final Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	(Moody’s A1/ S&P A+/ Fitch AA–)(1)
Issue Size:	$5,000,000
Issue Price:	Variable Price Re-offer
Redemption Price:	100.0%
CUSIP:	5252M0EW3
Trade Date:	March 27, 2008
Issue Date:	April 10, 2008
Maturity Date:	April 10, 2023, subject to Issuer’s Call Option
Interest Rate:	From and including the Issue Date to but excluding April 10, 2009: 11.00% per annum

From and including April 10, 2009, to but excluding the Maturity Date:

50 * (30yr CMS Rate – 10yr CMS Rate), subject to a minimum annual Interest Rate of 0.00% and a maximum annual Interest Rate of 25.00%
Day Count Basis:	30/360

(1) Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA– by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Interest Period:

Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period)

Interest Payment Dates:	Quarterly on the 10th of each January, April, July and October, commencing July 10, 2008, subject to Issuer’s Call Option
Interest Reset Dates:

Quarterly on the 10th of each January, April, July and October, commencing July 10, 2008, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date

Interest Determination Dates:	Two Business Days prior to the related Interest Reset Date
30yr CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Interest Determination Date.

10yr CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Interest Determination Date.

If the 30yr CMS Rate or the 10yr CMS Rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Series I MTN prospectus supplement.

Business Days:	New York and London
Issuer’s Call Option:

The Issuer has the right on every Interest Payment Date, commencing on or after April 10, 2009, to call the Notes in whole or in part at the Redemption Price, provided that the Issuer gives 5 Business Days notice to the investor. All amounts that may otherwise be payable following the call date shall cease to be payable.

Business Day Convention:	Modified following, unadjusted
Denominations:	$1,000 / $1,000
Calculation Agent:	Lehman Brothers Special Financing Inc.
Underwriter:	Lehman Brothers Inc.

Fees:

Lehman Brothers Inc. has agreed to purchase the notes from us at 100% of the principal amount minus a commission equal to $18.00 per $1,000 principal amount, or 1.80%. Lehman Brothers Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Lehman Brothers Inc. may also use all or a portion of its commissions on the notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Levels of the 30yr CMS Rate and 10yr CMS Rate

The following shows the 30yr CMS Rate and the 10yr CMS Rate in effect on the Trade Date and on the hypothetical Interest Reset Dates listed below. The historical experience of the 30yr CMS Rate and 10yr CMS Rate should not be taken as an indication of the future performance of the 30yr CMS Rate and 10yr CMS Rate during the term of the Notes.  Fluctuations in the level of the 30yr CMS Rate and 10yr CMS Rate make the Notes’ effective interest rate after April 10, 2009, difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate – 10yr CMS Rate (in %)
3/27/2008	4.716	4.152	0.564
1/10/2008	4.884	4.463	0.421
10/10/2007	5.474	5.266	0.208
7/10/2007	5.876	5.72	0.156
4/10/2007	5.453	5.252	0.201
1/10/2007	5.295	5.171	0.124
10/10/2006	5.421	5.289	0.132
7/10/2006	5.825	5.758	0.067
4/10/2006	5.63	5.51	0.12
1/10/2006	5.081	4.918	0.163
10/11/2005	5.051	4.857	0.194
7/11/2005	4.844	4.566	0.278
4/11/2005	5.265	4.939	0.326
1/10/2005	5.231	4.681	0.55
10/12/2004	5.235	4.545	0.69
7/12/2004	5.557	4.928	0.629
4/12/2004	5.387	4.646	0.741
1/12/2004	5.238	4.425	0.813
10/10/2003	5.485	4.664	0.821
7/10/2003	5	4.045	0.955
4/10/2003	5.18	4.31	0.87
1/10/2003	5.452	4.629	0.823
10/10/2002	5.166	4.309	0.857
7/10/2002	5.9	5.257	0.643
4/10/2002	6.244	5.863	0.381
1/10/2002	6.112	5.715	0.397
10/10/2001	5.89	5.314	0.576
7/10/2001	6.483	6.16	0.323
4/10/2001	6.37083	5.90417	0.46666
1/10/2001	6.125	5.896	0.229
10/10/2000	7.047	7.004	0.043
7/10/2000	7.189	7.201	–0.012
4/10/2000	7.174	7.148	0.026

1/10/2000	7.433	7.301	0.132
10/13/1999	7.171	6.937	0.234
7/12/1999	6.738	6.65	0.088
4/12/1999	6.1	5.802	0.298
1/11/1999	5.948	5.673	0.275
10/13/1998	5.986	5.676	0.31